Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

	2009	2008	2007	2006	2005
EARNINGS FROM CONTINUING OPERATIONS ADD (DEDUCT)	$5,746	$4,734	$3,606	$1,717	$3,372
Taxes on earnings from continuing operations	1,448	1,122	863	559	1,248
Amortization of capitalized interest, net of capitalized interest	(4)	6	(25)	(28)	(16)
Noncontrolling interest in subsidiaries	7	7	9	8	9
EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$7,197	$5,869	$4,453	$2,256	$4,613
FIXED CHARGES Interest on long-term and short-term debt	520	528	593	416	241
Capitalized interest cost	23	17	42	43	29
Rental expense representative of an interest factor	94	77	69	66	64
TOTAL FIXED CHARGES	637	622	704	525	334
TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$7,834	$6,491	$5,157	$2,781	$4,947
RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	12.3	10.4	7.3	5.3	14.8

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; noncontrolling interest in subsidiaries; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.